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Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENT

	Years Ended December 31,
(dollars in thousands)	2015	2014	2013	2012	2011
Earnings:
Income before income taxes	$135,216	$86,216	$75,325	$56,172	$38,289
Fixed charges, excluding preferred stock dividend requirement	19,238	13,095	12,504	14,414	20,077

Total earnings including fixed charges(a)	$154,454	$99,311	$87,829	$70,586	$58,366

Fixed charges:
Interest on deposits	$14,343	$9,638	$10,614	$12,057	$17,248
Interest on customer repurchase agreements and federal funds purchased	132	143	254	325	685
Interest on short-term borrowings	86	31	—	3	—
Interest on long-term borrowings deposits	4,677	3,283	1,636	2,029	2,144
Preferred stock dividend requirements (pre-tax)	965	976	907	901	2,356

Total fixed charges(b)	$20,203	$14,071	$13,411	$15,315	$22,433

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax)(a/b)	7.65	7.06	6.55	4.61	2.60
Earnings, excluding interest on deposits:
Total earnings including fixed charges	$154,454	$99,311	$87,829	$70,586	$58,366
Less interest on deposits	14,343	9,638	10,614	12,057	17,248

Total earnings excluding interest on deposits(c)	$140,111	$89,673	$77,215	$58,529	$41,118

Fixed charges, excluding interest on deposits:
Total fixed charges	$20,203	$14,071	$13,411	$15,315	$22,433
Less interest on deposits	14,343	9,638	10,614	12,057	17,248

Total fixed charges, excluding interest on deposits(d)	$5,860	$4,433	$2,797	$3,258	$5,185

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax), excluding interest on deposits(c/d)	23.91	20.23	27.61	17.96	7.93

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  Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENT